UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

REPROS THERAPEUTICS INC.
(Name of Subject Company)

REPROS THERAPEUTICS INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
76028H209
(CUSIP Number of Class of Securities)

Larry M. Dillaha, M.D.
President and Chief Executive Officer
Repros Therapeutics Inc.
2408 Timberloch Place, Suite B-7
The Woodlands, Texas 77380
(281) 719-3400
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Justin W. Chairman
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Repros Therapeutics Inc., a Delaware corporation (“Repros” or the “Company”). The address of Repros’ principal executive offices is 2408 Timberloch Place, Suite B-7, The Woodlands, TX 77380 and its telephone number is (281) 719-3400.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Repros’ common stock, par value $0.001 per share. As of the close of business on December 28, 2017, there were 39,560,688 shares of common stock issued and outstanding.
Item 2.   Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of Repros, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer by Celestial Merger Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Allergan Sales, LLC, a Delaware limited liability company (“Parent”), and a wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Repros for a purchase price of  $0.67 per Share in cash (the “Offer Price”), without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Allergan, Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on December 29, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Repros’ stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated December 11, 2017, by and among Repros, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Repros (the “Merger” and, together with the Offer and any other transactions contemplated by the Merger Agreement, the “Transactions”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Repros continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of stockholders of Repros. At the effective time of the Merger (the “Effective Time”), Shares not tendered pursuant to the Offer (other than Shares held by Repros, Parent, any subsidiary of Parent or by stockholders of Repros who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price, payable to the holder thereof in cash (the “Merger Consideration”), without any interest thereon and subject to any required tax withholdings. The treatment of equity awards under Repros’ benefit plans, including stock options, is discussed below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Repros and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares, if any, beneficially owned by Parent and affiliated entities, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (calculated on a fully diluted basis) (the “Minimum Condition”) and (ii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase.
The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on January 29, 2018, the date that is twenty business days following the commencement of the Offer. In accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), Purchaser shall extend the Offer on one or more occasions; except that Purchaser is not required to extend the Offer beyond the then existing expiration date for more than one additional period not to exceed ten business days, if, as of the applicable expiration date, all of the conditions to the Offer are satisfied or have been waived other than the Minimum Condition. Purchaser may not terminate the Offer, or permit the Offer to expire, without the prior written consent of the Company, prior to the earlier of the valid termination of the Merger Agreement and March 28, 2018, or such later date as specified by Parent to the Company in the event of a Company Warrant (defined below) repurchase (but in any event no later than September 15, 2018) (the “End Date”).
As set forth in the Schedule TO, the address of the principal executive office of each of the Parent and the Purchaser is 5 Giralda Farms, Madison, NJ 07940. The telephone number of each is 1 (862) 261-7000.
Warrant Amendments and Escrow Agreement
On December 11, 2017, the Company and holders of a majority of the Company’s outstanding Series A Warrants, dated May 23, 2017, to purchase Shares (the “Series A Warrants”) and of a majority of the Company’s outstanding Series B Warrants, dated May 23, 2017, to purchase Shares (the “Series B Warrants” and, together with the Series A Warrants, the “Company Warrants”) entered into Agreements for Amendment to Series A and Series B Warrants (each, a “Warrant Amendment” and, collectively, the “Warrant Amendments”). The Warrant Amendments provide that the Company will have the right, at its option, to repurchase each outstanding and unexercised Company Warrant for a cash payment calculated in accordance with a formula set forth in the Warrant Amendments. Also on December 11, 2017, the Company exercised its right to repurchase all of the Series A Warrants and Series B Warrants.
In connection with the exercise of the rights to repurchase all of the Series A Warrants and Series B Warrants pursuant to the Warrant Amendments, on December 13, 2017, the Company entered into an Escrow Agreement with Parent and JPMorgan Chase Bank, N.A., pursuant to which the funds required to purchase Company Warrants as described in the preceding paragraph, were deposited on December 15, 2017 by Parent into an escrow account.
The Warrant Amendments and the form of Escrow Agreement are filed as Exhibits (e)(2) to (e)(7) to this Schedule 14D-9 and the descriptions of the Warrant Amendments and the Escrow Agreement contained herein are qualified in their entireties by reference to such exhibits.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Repros, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Repros or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Repros (the “Repros Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and their Affiliates
Merger Agreement
On December 11, 2017, Repros, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Repros, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Repros’ stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Repros to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Repros. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Repros, Parent or Purchaser in Repros’ public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by Repros to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Repros, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Repros, Parent or Purchaser. Repros’ stockholders are not third party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Repros, Parent, Purchaser or any of their respective subsidiaries or affiliates.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Confidential Disclosure Agreement
On April 11, 2017, Allergan, Inc., a Delaware corporation and wholly owned subsidiary of Allergan, and Repros entered into a confidential disclosure agreement (the “Confidentiality Agreement”) in connection with Allergan’s consideration of a possible transaction with or involving Repros. Allergan is the parent entity of Parent and Purchaser. Under the Confidentiality Agreement, Allergan, Inc. agreed, subject to certain exceptions, to keep confidential certain confidential information relating to Repros for a period lasting seven years from the date of the Confidentiality Agreement.
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.
Arrangements between Repros and its Executive Officers, Directors and Affiliates
Repros’ executive officers and the members of the Repros Board may be deemed to have interests in the Transactions that may be different from or in addition to those of Repros’ stockholders generally. These interests may create potential conflicts of interest. The Repros Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and recommend that Repros’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For further information with respect to the arrangements between Repros and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated herein by reference, information contained in the section entitled “Outstanding Equity Awards at Fiscal Year End—Post-Employment Compensation” in Repros’ definitive proxy statement filed with the SEC on August 15, 2017, and information contained in Item 5.02 of Repros’ Current Report on Form 8-K filed with the SEC on October 13, 2017.
Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
If the executive officers and directors of Repros who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of Repros who tender their Shares for purchase pursuant to the Offer. As of December 28, 2017, the executive officers and directors of Repros beneficially owned, in the aggregate, 159,784 Shares, excluding Shares issuable upon the exercise of Company Options (defined below).
The following table sets forth (i) the number of Shares beneficially owned as of December 28, 2017, by each of Repros’ executive officers and directors, excluding Shares issuable upon the exercise of Company Options and (ii) the aggregate Merger Consideration that would be payable for such Shares.
Name	Number of Shares Owned	Merger Consideration Payable in Respect of Shares
Larry M. Dillaha, M.D.	—	$—
Daniel F. Cain	22,110	$14,814
Patrick P. Fourteau	11,110	7,444
Nola E. Masterson	11,110	7,444
Saira Ramasastry	11,110	7,444
Michael G. Wyllie, Ph.D., DSC.	20,469	13,714
Katherine A. Anderson, C.P.A..	83,875	56,196
All of Repros’ current directors and executive officers as a group (7 persons)	159,784	$107,056
Treatment of Company Options and Restricted Stock Units
As of the Effective Time, each option to purchase Shares (a “Company Option”) granted under the Company’s 2011 Equity Incentive Plan, 2004 Stock Option Plan and 2000 Non-Employee Directors’ Stock Option Plan (collectively, the “Company Equity Plans”) that is then outstanding and unexercised immediately prior to the Effective Time, whether or not then vested and exercisable, will vest in full and automatically be cancelled and terminated as of the Effective Time and the holder of such Company Option will become entitled to receive (i) an amount of cash, if any, equal to the product of  (A) the total number of Shares underlying such Company Option outstanding immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Option, without any interest thereon and subject to any required tax withholdings. Any Company Option with respect to which the exercise price per Share equals or exceeds the Offer Price will be cancelled and terminated with no payment being made.
The table below sets forth, for each of Repros’ executive officers and directors, the effect of the foregoing provisions of the Merger Agreement on Company Options held by each such executive officer and director, as of December 28, 2017, based on the following: (a) the aggregate number of Shares subject to such Company Options (whether or not such Company Option was otherwise vested) and (b) the approximate value of such Company Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Merger Consideration over the respective weighted average per share exercise prices of such Company Options held by the individual that are “in the money” by the number of Shares subject to such Company Options.

	Vested Options			Unvested Options
Name	Number of Shares Underlying Options	Weighted Average Exercise Price Per Share(1)	Average Cash Spread Value Per Share	Number of Shares Underlying Options	Weighted- Average Exercise Price Per Share(1)	Average Cash Spread Value Per Share	Estimated Total Option Cash Spread Value Based on Merger Consideration
Larry M. Dillaha, M.D.	—	$—	$—	100,000	$8.44	$(7.77)	$—
Daniel F. Cain	101,251	$7.34	$(6.67)	13,749	$6.23	$(5.56)	$1,750
Patrick P. Fourteau	72,917	$2.00	$(1.33)	37,083	$1.88	$(1.21)	$1,750
Nola E. Masterson	103,001	$7.27	$(6.60)	13,749	$6.23	$(5.56)	$1,750
Saira Ramasastry	81,251	$9.55	$(8.88)	13,749	$6.23	$(5.56)	$1,750
Michael G. Wyllie, Ph.D., DSC	92,919	$9.96	$(9.29)	63,749	$2.24	$(1.57)	$1,750
Katherine A. Anderson, C.P.A.	235,000	$6.61	$(5.94)	10,000	$8.44	$(7.77)	$—
All of Repros’ current directors and executive officers as a group (7 persons)	686,339			252,079			$8,750

(1)
This weighted average exercise price per share includes, with respect each of Mr. Cain, Mr. Fourteau, Ms. Masterson, Ms. Ramasastry and Dr. Wyllie, both options with an exercise price equal to or greater than the Offer Price (“out of the money” options, with respect to which no Merger Consideration will be paid) and options with an exercise price lower than the Offer Price (“in the money” options). The “in the money” options were granted to these directors on September 15, 2017 with an exercise price of $0.32 per Share and with respect to 5,000 Shares for each director. All other outstanding options are “out of the money” and will be cancelled and terminated with no payment being made.

As of the Effective Time, each outstanding restricted stock unit and any associated rights to the issuance of additional Shares upon the achievement of Company performance goals (the “Company RSUs”) under the Company Equity Plans that is not then vested will be cancelled, and the holder of such cancelled Company RSUs will be entitled, in exchange therefor, to receive an amount in cash equal to the product of  (x) the total number of Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time (determined after giving effect to the accelerated vesting and deemed achievement at maximum applicable performance levels) multiplied by (y) the Merger Consideration, without any interest thereon and subject to any required tax withholdings.
	Unvested RSUs
Name	Number of Shares Underlying Award	Estimated Total Cash Value Based on Merger Consideration
Daniel F. Cain	28,890	$19,356
Patrick P. Fourteau	28,890	$19,356
Nola E. Masterson	28,890	$19,356
Saira Ramasastry	28,890	$19,356
Michael G. Wyllie, Ph.D., DSC	28,890	$19,356
All of Repros’ current directors and executive officers as a group (5 persons)	144,450	$96,782
The treatment of Company Options and Company RSUs pursuant to the Merger Agreement was approved by the Repros Board (following the approval and recommendation of Repros Compensation Committee (the “Compensation Committee”)).
During the 60 days prior to the filing of this Schedule 14D-9, none of Repros’ executive officers or directors have exercised their Company Options or sold Shares received upon exercise of Company Options or vesting of Company RSUs. During such period, non-employee board members received 11,110 shares, respectively, from the vesting of Company RSUs. Repros’ executive officers and directors may exercise their Company Options prior to the Effective Time to the extent such Company Options are vested on the date of the proposed exercise in accordance with their terms.
Severance Arrangements
Under Dr. Dillaha’s employment agreement with the Company, upon termination of his employment without “Cause” (as defined in his employment agreement) or resignation by Dr. Dillaha for “Good Reason” (as defined in his employment agreement), on or within the two year period following the occurrence of a “Change in Control” (as defined in his employment agreement), Dr. Dillaha will be eligible to receive a lump sum severance payment equal to his annual base salary (at the rate in effect immediately before his date of termination). If a Change in Control occurs and, on or within the two year period following the occurrence of the Change in Control, Dr. Dillaha’s employment with the Company is terminated by the Company for any reason other than Cause, disability or death, or by Dr. Dillaha for Good Reason, Dr. Dillaha will be eligible to receive (i) a lump sum severance payment equal to his annual base salary (at the rate in effect immediately before his date of termination) and (ii) an amount equal to 18 times the monthly COBRA premium rate (at the rate in effect immediately before the date of Dr. Dillaha’s date of termination) that Dr. Dillaha would have to pay to continue health benefits under the Company’s health plans in which he and his spouse and eligible dependents were participating immediately prior his date of termination. Dr. Dillaha would also receive full vesting and exercisability of all outstanding unvested equity awards held by Dr. Dillaha which are not vested and exercisable on his date of termination; however, as described above, Dr. Dillaha’s currently outstanding unvested equity awards will be terminated effective as of the Effective Time. The consummation of the Offer will constitute a Change in Control under Dr. Dillaha’s employment agreement.
Under Ms. Anderson’s employment agreement with the Company, as amended in accordance with resolutions approved by Repros’ Board at a meeting on February 1, 2017, if she is terminated for reasons other than “Cause” (as defined in her employment agreement) or if Ms. Anderson resigns for “Good Reason” (as defined in her employment agreement), Ms. Anderson is entitled to base salary and continued employee benefits, including health insurance, for twelve months following termination.
The following table shows the estimated amounts of cash severance payments and benefits under Dr. Dillaha’s employment agreement and Ms. Anderson’s employment agreement, assuming (i) that the Offer was consummated on December 29, 2017, and (ii) that each executive was terminated without “Cause” or resigned for “Good Reason” on December 29, 2017.
	Base Salary Payment ($)	Continuation of Benefits ($)(1)	Total Payout ($)
Larry M. Dillaha, M.D.	$420,000	$21,141	$441,141
Katherine A. Anderson	$325,000	$15,207	$340,207

(1)
Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for the applicable severance period for 18 months for Dr. Dillaha, and the aggregate value of continuation of the officer’s employee benefits for 12 months for Ms. Anderson, based on the premiums in effect as of December 28, 2017.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to Dr. Dillaha’s employment agreement and Ms. Anderson’s employment agreement, which are filed as Exhibits (e)(20) and (e)(21) hereto and are incorporated herein by reference.
Director Compensation
All Company Options granted to Repros’ non-employee directors become fully vested and exercisable upon a “Change in Control”, which includes the consummation of the Offer. Repros has provided these benefits to promote the ability of its directors to act in the best interests of Repros’ stockholders, despite the possibility that they will not continue as directors as a result of a “Change in Control”.

The number of Company Options and held by Repros’ non-employee directors and the estimated total option cash spread value is each described above under “—Treatment of Company Options and Restricted Stock Units.”
Director and Officer Indemnification, Exculpation and Insurance
Section 145 of the DGCL and the Company’s Restated Bylaws (the “Bylaws”) provide the Company with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes.
Additionally, the Company’s Restated Certificate of Incorporation (as amended, the “Restated Certificate of Incorporation”), provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, will be limited to the fullest extent permitted by the amended DGCL.
The Restated Certificate of Incorporation further provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; provided, however, that except for certain exceptions set forth in the Restated Certificate of Incorporation, the Company will indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification set forth in the Restated Certificate of Incorporation is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, payment will be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it will ultimately be determined that such director or officer is not entitled to be indemnified under the Restated Certificate of Incorporation. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors or officers.
The Company’s Restated Certificate of Incorporation and the Bylaws also provide that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

In addition, under the Company’s indemnification agreement with each of Nola E. Masterson and Daniel F. Cain, the Company has agreed to indemnify such director, in the event that the director becomes a party or otherwise a participant in any action or proceeding on account of the director’s service as a director, officer, employee or agent of the Company (or service for another corporation or entity in any capacity at the request of the Company) to the fullest extent permitted by the DGCL and the Restated Certificate of Incorporation, and the Bylaws. Under the indemnification agreement, the Company will pay, in advance of the final disposition of any such action or proceeding, expenses (including attorneys’ fees) incurred by the director in defending or otherwise responding to such action or proceeding upon receipt of a written undertaking from the director to repay the amount advanced consistent with applicable law in the event that a court shall ultimately determine that the director is not entitled to be indemnified for such expenses. The advancement of such expenses shall not be required if it is determined by certain governmental authorities that such advancement is a personal loan in contravention of the Sarbanes-Oxley Act. The contractual rights to indemnification provided by the indemnification agreements are subject to the limitations and conditions specified in the agreements, and are in addition to any other rights such director may have under the Company’s Restated Certificate of Incorporation, as amended, and the Bylaws, and applicable law.
The description of the indemnify agreements entered into between the Company and its directors is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(8) hereto, which is incorporated herein by reference.
The Merger Agreement provides that, for not less than six years from the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiary (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses, subject to certain conditions), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer or director of the Company or its subsidiary or of any person serving at the request of the Company or its Subsidiary as a director, officer, employee or agent of another person, to the fullest extent permitted by law or provided pursuant to the organizational documents of the Company or its subsidiary, or any indemnification agreements, if any, in existence on the date of the Merger Agreement and filed as an exhibit to the Company SEC filings at least two business days prior to the date of the Merger Agreement, or listed in the Company’s confidential disclosure schedule. In addition, for six years after the Effective Time all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement will survive the Offer, the Merger and will continue in full force and effect.
In addition, Parent will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy as of the date of the Merger Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement or, if less, the cost of a policy providing coverage on the same terms as the Company’s existing policy as of the date of the Merger Agreement; provided, further, that Parent or, following the Effective Time, the Surviving Corporation may substitute therefore a single premium tail coverage with respect to D&O Insurance with an aggregate cost not in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement. Prior to the Effective Time, the Company will reasonably cooperate with Parent, at Parent’s request, to place any such tail coverage.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.
Section 16 Matters
Pursuant to the Merger Agreement, Repros will take all reasonable steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each director or officer of Repros who is subject to the reporting requirements of Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10(d) Matters
In connection with approving Repros’ entry into the Merger Agreement and the Transactions contemplated thereby, the Compensation Committee of the Repros Board approved each agreement, arrangement or understanding that has been, or will be, entered into by Repros with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.
Potential for Future Arrangements
To Repros’ knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Repros and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Repros, on the one hand, and Allergan, Parent, Purchaser, any of their affiliates or Repros, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Repros entering into any such agreement, arrangement or understanding.
Item 4.   The Solicitation or Recommendation
Recommendation of the Board
At a meeting of the Repros Board held on December 11, 2017, the Repros Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of the Company and its stockholders; (ii) declared that it was advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected pursuant to Section 251(h) of the DGCL; and (v) recommended that the Company’s stockholders tender their Shares pursuant to the Offer.
Accordingly, and for other reasons described in more detail below, the Repros Board unanimously recommends that Repros’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A press release, dated December 12, 2017, issued by Repros announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.
Background of the Transaction
As part of its long-term planning, the Repros Board, together with its senior management, has from time to time evaluated strategic alternatives for Repros and ways in which stockholder value could be enhanced, including among others strategic alliances, licensing arrangements and the possible sale of Repros.

Beginning in early 2016, members of Repros management engaged in conversations with representatives of Allergan regarding a potential transaction involving a license to Allergan of Proellex. These conversations were preliminary in nature and did not lead to an agreement regarding a transaction.
From time to time thereafter, Allergan and Repros remained in contact. In April 2017, the parties again commenced discussions regarding a potential transaction, and at that time executed a mutual non-disclosure agreement.
During the spring and early summer of 2017, the Repros Board and members of the Repros management team, including Dr. Dillaha and Ms. Anderson, discussed undertaking efforts to expand the Company’s efforts to explore strategic alternatives for Repros and ways in which stockholder value could be enhanced. Thereafter, Dr. Dillaha engaged in discussions with various potential counter parties.
In early June, Dr. Dillaha and a representative from Allergan arranged to meet at the BIO CEO & Investor conference. On June 20, 2017, Dr. Dillaha met with representatives of Allergan at the BIO CEO & Investor Conference, and the parties discussed at a high level potential transactions.
On June 21, 2017, also at the BIO conference, Dr. Dillaha met with representatives of a publicly-traded drug development company (“Party A”), and the parties discussed at a high level potential transactions.
On July 21, 2017, Dr. Dillaha had a teleconference with representatives of a Party A to discuss a licensing transaction regarding the development of a vaginal delivery method for Proellex. These conversations were preliminary in nature and did not lead to an agreement regarding a transaction.
On July 28, 2017, Dr. Dillaha exchanged e-mails with a representative of Allergan, continuing and furthering the discussions from the BIO conference.
On August 1, 2017, Dr. Dillaha had a teleconference with representatives of Party A in which Party A indicated that any transaction involving a method of vaginal delivery for Proellex would require Repros to pay for all development, and that they anticipated that it would take at least 18 months for the development efforts to proceed to clinical trials. Following this August 1 discussion, there were no further discussions between the Company and Party A.
On August 2 and 8, 2017, Dr. Dillaha had teleconferences with representatives of Allergan to further discuss a potential transaction.
Also on August 8, 2017, Dr. Dillaha had a teleconference with representatives of a privately held specialty pharmaceutical company (“Party B”) to discuss at a high level potential transactions.
On August 9, 2017, Dr. Dillaha exchanged e-mails with a representative of a publicly-traded life sciences company (“Party C”), and the parties discussed at high level potential transactions.
Also on August 9, 2017, Dr. Dillaha exchanged e-mails with a representative of a publicly-traded specialty pharmaceutical company (“Party D”), and the parties discussed at high level potential transactions.
All of the conversations with Parties B, C and D were preliminary in nature and did not result in any proposals or any agreements regarding a transaction.
On August 11, 2017, Dr. Dillaha had an initial teleconference with a representative of Party C, in which they discussed an overview of telapristone and issued patents. Dr. Dillaha and the representative Party C had a follow up call on August 15, 2017 in which the representative of Party C indicated he would get back to Dr. Dillaha after speaking with his colleagues. During the week of August 21, 2017, the representative of Party C left Dr. Dillaha a voicemail indicating it would take his colleagues until mid-September to assess their interest.
On August 22, 2017, Dr. Dillaha had several calls with representatives of Allergan to discuss potential transaction structures, and the parties agreed to arrange a call involving their respective intellectual property counsel.

On August 23, 2017 Dr. Dillaha had an initial teleconference with a representative of Party D, in which they discussed an overview of telapristone and issued patents. The representative of Party D indicated he would get back to Dr. Dillaha after speaking with his colleagues. Throughout the remainder of August 2017, Repros and Allergan began more extensive discussions about a potential transaction in which Allergan would either purchase the entire company or a significant portion of its IP.
Also on August 23, 2017, Dr. Dillaha received an e-mail from a second representative of Party D indicating he would like to arrange an initial discussion.
On August 24, 2017, Dr. Dillaha received an e-mail from a representative of Party C indicating an initial interest in a transaction, but that the representative would need to speak with colleagues and would be able to follow up in mid-September.
On August 28, 2017, Dr. Dillaha had an initial teleconference with an additional representative of Party D, in which they discussed an overview of telapristone and issued patents.
The representative of Party D indicated he would get back to Dr. Dillaha after further internal discussions.
On September 1, 2017, Repros received from Allergan a non-binding expression of interest pursuant to which Allergan would acquire 100% of the equity interests in Repros (including the cancellation of outstanding options, warrants and other rights to acquire equity interest) for all cash consideration based on an aggregate equity value for Repros of  $18 million. On the basis of Allergan’s assumptions as reflected in its offer, Allergan indicated that its proposal implied a price per share of Repros’ common stock of approximately $0.45.
Also on September 1, 2017, Dr. Dillaha contacted Allergan to acknowledge receipt of the non-binding expression of interest.
On September 5, 2017, Repros and Party B signed a non-disclosure agreement, and held a telephone conference with Party B. Party B indicated that its primary interest was in paying Repros to develop Proellex.
On September 5, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan, Lewis & Bockius LLP (“Morgan Lewis”). Prior to the meeting, the Repros Board received a partnering/strategic update presentation, which Dr. Dillaha reviewed in the meeting, discussing the Company’s interactions with the FDA regarding oral Proellex and the shift of the Company’s strategy toward a Proellex program focused on vaginal delivery.
The Repros Board then discussed various strategic options, including the transaction contemplated by the non-binding expression of interest from Allergan, as well as the separate discussions with other potential strategic counterparties (Party C and Party D). Dr. Dillaha informed the Repros Board that he had indicated to Allergan that the aggregate equity value contemplated by their non-binding expression of interest was insufficient. The Repros Board then discussed the engagement of an investment banker, and Dr. Dillaha discussed potential terms for engaging Stifel, Nicolaus & Company, Incorporated (“Stifel”).
The Repros Board then discussed the potential forms of a strategic transaction, such as a sale of the entire company as compared just to sale of the Proellex assets. Morgan Lewis indicated that the sale of all of the Proellex assets may constitute the sale of substantially all of the assets of the Company, and thus require stockholder approval. The Repros Board discussed the potential value of Proellex as an asset to various different potential strategic counterparties, and also discussed potential other strategic avenues to pursue, as discussed in the presentation, including potential strategic transactions and potential merger transactions, which would essentially be reverse merger transactions. The Repros Board also discussed the potential for financing transactions to support the Company’s operations as a standalone business. The Repros Board also discussed potential transactions involving enclomiphene. Morgan Lewis led a discussion of the Repros Board’s fiduciary duties in considering a strategic transaction.
On September 7, 2017, Dr. Dillaha exchanged e-mails with a representative of Party D, in which the representative indicated that they were having an internal meeting and would discuss further interest.

On September 8, 2017, Dr. Dillaha held a telephone call with representatives of Allergan in which they discussed the non-binding expression of interest, and Dr. Dillaha informed the representative that the proposed price was insufficient in the view of the Repros Board.
On September 12, 2017, Dr. Dillaha held a telephone call a representative of Party D in which the representative explained that while they would like to continue discussions with the Company, they didn’t yet have a firm decision on what their interest level would be.
On September 12, 2017, Dr. Dillaha met with representatives of Allergan in New York. During this meeting, Dr. Dillaha reiterated to the representatives that the initial offer was too low and the Company was considering retaining a banker to advise the company with respect to a potential transaction.
On September 12, 2017, Repros and representatives of Party B held a meeting in New York, in which Party B. Party B reiterated that its primary interest was in paying Repros to develop a Proellex cream for vaginal delivery. Following this September 12 discussion, there were no further discussions between the Company and Party B.
On September 12, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis. Dr. Dillaha discussed the continued interest by Allergan in the Company and its intellectual property, and described his conversations with Allergan since the last Repros Board meeting. Dr. Dillaha also discussed the status of the Company’s negotiations with Stifel to serve as the financial advisor to Repros in connection with a possible sale of Repros. After discussing the proposed terms of the engagement, the Repros Board approved Stifel’s engagement.
Beginning on September 13, 2017, at the instruction of Company management, Stifel reached out to various parties to gauge their interest in a potential transaction with Repros. Except as described in greater detail in this Background of the Transaction, while some of these parties engaged in discussions with Stifel regarding a potential transaction, none of these parties entered into a non-disclosure agreement with Repros or received access to the electronic data room. None of such parties ultimately made an offer to enter into a transaction with Repros.
On September 13, 2017, Dr. Dillaha connected Stifel with Allergan, Party C and Party D.
Also on September 13, 2017, Stifel engaged in discussions with Allergan regarding the potential transaction with Repros.
On September 14, 2017, Stifel reached out to a privately-owned women’s health and consumer healthcare company (“Party E”) to gauge its interest in a potential transaction with Repros. The discussion with Party E was preliminary in nature and did not lead to an agreement regarding a transaction.
Also on September 14, 2017, Stifel engaged in discussions with Party C regarding the potential parameters of a transaction with Repros.
On September 15, 2017, Stifel engaged in discussions with Party D and provided Party D with a draft non-disclosure agreement. Party D indicated that it would likely only be focused on EU, not enclomiphene or otherwise.
On September 18, 2017, Party D provided comments on the draft non-disclosure agreement provided to it by Stifel.
On September 19, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis and Stifel. Dr. Dillaha and Stifel updated the Repros Board on developments since the last Repros Board meeting in the Company’s consideration of strategic alternatives. They reminded the Repros Board that Allergan had submitted an initial indication of interest, and that since that time, aided by Stifel since its engagement, the Company had been discussing transactions with both Allergan and potential other counterparties. Stifel discussed with the Repros Board several potential going forward alternatives, including a standalone approach, the potential sale/outlicense of certain products and the potential sale of the Company. Stifel also discussed its activities over the week in speaking with potential bidders.

The Repros Board, with Stifel, also discussed the status of the Company’s efforts in Europe with respect to approval and a partnership regarding enclomiphene. Dr. Michael Wyllie, a member of the Repros Board, provided an update regarding the process for approval by the European Medical Agency (“EMA”) and discussions with potential counterparties in a license/sale of enclomiphene.
The Repros Board discussed how to direct Stifel, including potential parameters of a counteroffer to Allergan for certain Proellex patents. They also discussed attempting to negotiate separately with Allergan and Party C.
Following discussion, the Repros Board requested Stifel to pursue the potential sale/outlicense of certain products of the Company with Allergan and Party C, and also to consider other potential bidders, including Party D, all in an effort to maximize the value for the Company in the strategic process.
On September 19, 2017, following the Repros Board meeting, Stifel communicated to Allergan a counteroffer based on the instructions from the Repros Board, for a transaction involving an exclusive license to Proellex, for upfront consideration of  $45 million and a royalty of 3% of net sales of products covered by Repros’ intellectual property.
On September 22, 2017, Stifel and Allergan engaged in further discussions regarding the counteroffer.
Also on September 22, 2017, Party D executed a non-disclosure agreement; however, following this event, neither Stifel nor Repros received any further communication from Party D until October 11, 2017, at which time Party D indicated that it had thus far been unable to come up with a proposal. Following this time, there was no further contact from Party D. Further on September 22, 2017, Party C requested, and Stifel provided, a draft non-disclosure agreement.
On September 25, 2017, representatives from Morgan Lewis and Covington & Burling LLP (legal counsel for Allergan) (“Covington”) discussed potential structures of transactions.
On September 27, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis. Dr. Dillaha updated the Repros Board on developments since the Repros Board’s last meeting. He indicated that, the Company or Stifel had engaged in conversations with several additional companies beyond Allergan and Parties C and D, and that such additional companies, as well as Parties C and D, were reviewing non-confidential materials. Except as described in greater detail in this Background of the Transaction, while some of these parties engaged in general discussions with Stifel, none of these parties entered into a non-disclosure agreement with Repros.
Dr. Dillaha and Dr. Wyllie then discussed the progress of enclomiphene in Europe, indicating that the EMA had raised some questions regarding the product, he felt progress was being made. The Repros Board agreed that potential transactions regarding enclomiphene should continue to be explored.
On September 29, 2017 Repros received from Allergan a revised non-binding expression of interest pursuant to which Allergan would acquire 100% of the equity interests in Repros (including the cancellation of outstanding options, warrants and other rights to acquire equity interest) for all cash consideration based on an aggregate equity value for Repros of  $25 million. On the basis of Allergan’s assumptions as reflected in its offer, Allergan indicated that its proposal implied a price per share of Repros’ common stock of approximately $0.66.
On October 4, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis and Stifel. Dr. Dillaha updated the Repros Board on developments since the Repros Board’s last meeting. Stifel then discussed with the Repros Board the process thus far. Stifel indicated that Allergan appeared to be highly motivated in pursuit of a transaction, and while efforts were being made to engage other potential counterparties, including Parties C and D, none of the other parties were moving as quickly as Allergan.
The Repros Board asked questions and discussed other potential approaches and structures, noting the possibility that, if developments in Europe on enclomiphene as to regulatory and potential transactional matters all proceeded in a positive manner over the next several months, the enclomiphene program could have value in its own right. The Repros Board, however, noted the uncertainty of such matters, and discussed potential issues of an approach (e.g., asset sale, licensing transaction) that could potentially separate out any value of enclomiphene, such as taxation implications of such transactions. They also discussed that given the uncertainty of the approval of enclomiphene by the EMA and its history, the likelihood of a successful standalone transaction involving enclomiphene should be significantly discounted in the Repros Board’s consideration of various transactions. They discussed the fact that Allergan had indicated that it would lose interest in its offer if the transaction did not proceed quickly, and that it was only interested in a streamlined purchase of the entire company through a merger.
The Repros Board indicated after discussion that it desired to proceed with pursuing a merger with Allergan, but directed Stifel to go back to Allergan with a higher purchase price, as well as to seek to obtain additional value relating to enclomiphene. Specifically, the Repros Board directed Stifel to go back to Allergan with a counter-offer proposing an aggregate equity value for Repros of  $30 million, as well as additional consideration, such as a contingent value right, relating to enclomiphene, and to engage with other potential bidders as the negotiations with Allergan continued.
On October 4, 2017, following the Repros Board meeting, Stifel communicated to Allergan the counterproposal.
On October 5, 2017, Dr. Dillaha, Stifel and representatives of Allergan engaged in further discussions regard the counterproposal. During this conversation, representatives of Allergan expressed a willingness to increase their offer to an aggregate equity value of  $30 million, but indicated that Allergan would not provide any additional consideration.
On October 6, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis and Stifel, as well as of Young Conaway Stargatt & Taylor, LLP (“Young Conaway”), counsel to the Repros Board regarding Delaware law matters.
Dr. Dillaha and Stifel updated the Repros Board on developments since the last meeting, describing the willingness of Allergan to increase the aggregate equity value to $30 million, and its refusal to provide any additional consideration.
The Repros Board then discussed the offer and Allergan’s position regarding no additional value for enclomiphene, though noting that any potential value of any future licensing or other transaction involving enclomiphene had to be risk-adjusted given its history. The Repros Board then directed Stifel to respond to Allergan indicating that the Repros Board was prepared to proceed with an offer at an aggregate equity value of  $30 million, but that it still felt there should be additional value paid for enclomiphene. Following the Repros Board meeting, Stifel communicated this message to Allergan.
Later on October 6, 2017, the Repros Board held another telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis, Stifel and Young Conaway. Stifel updated the Repros Board on developments since the meeting earlier that day. Stifel indicated that they had communicated the proposal to Allergan, and that Allergan’s response was that they would agree to an offer with an aggregate equity value of  $30 million or, if the Company preferred, would consider a reduced aggregate equity value, plus some additional value to be paid upon EMA approval of enclomiphene, but indicated that all such consideration, in total, would not materially exceed $30 million.
The Repros Board discussed the risk of continuing the business without a sale, as compared to proceeding with the $30 million offer, as well as a potential structure involving a lower initial purchase price for the Company with some amount upon approval of enclomiphene. The Repros Board then unanimously agreed to pursue the transaction providing a $30 million aggregate equity value, in light of the certainty of closure and the risks of pursuing other structures.
On October 9, 2017 data room access was provided to additional representatives of Allergan and its counsel. Thereafter, Allergan and Covington conducted operational, financial, legal, tax, and intellectual property diligence on Repros.
On October 11, 2017, Covington and Morgan Lewis engaged in discussions regarding the terms of the outstanding Series A Warrants and Series B Warrants to purchase shares of the common stock. Covington reiterated to Morgan Lewis Allergan’s view (expressed in its non-binding expressions of interest) that all options, warrants and other securities exercisable for or convertible into shares of the common stock of Repros must be retired at the closing of the merger. Covington and Morgan Lewis discussed the provisions of the Series A Warrants and Series B Warrants, which provided that the warrants would, upon consummation of a Fundamental Event (as described on the warrants) be exchangeable for securities in the acquiring entity or, at the option of the holder, could be put to the Company for a cash amount equal to their Black-Scholes Value.
On October 11, 2017, Party C executed the nondisclosure and outlined proposed next steps.
On October 12, 2017, Stifel spoke with a representative of Party E to gauge its interest in a potential transaction involving Repros.
On October 13, 2017, Covington distributed to Morgan Lewis an initial draft of the merger agreement. The draft reflected, among other things, (i) the structure of the transaction as a tender offer, (ii) the requirement that the Series A Warrants and Series B Warrants be cancelled at the closing of the merger for a cash payment, (iii) a non-solicitation provision pursuant to which, after signing the merger agreement, Repros would be restricted from soliciting an alternative transaction, (iv) the circumstances under which Repros would be obligated to pay a termination fee to Allergan in the event a qualifying termination for Repros to pursue an alternative transaction in response to an unsolicited proposal received after signing the merger agreement, and (v) the amount of such termination fee for such qualifying termination, of $1,200,000.
On October 17, 2017, Party C and its representatives engaged in conversations with Repros’ intellectual property counsel. As part of these conversations, Repros and its counsel indicated that certain of the Company’s confidential information could not be provided to Party C unless it agreed to additional provisions in the parties’ nondisclosure agreement. Thereafter, Party C stated that it was unwilling to agree to this additional language, and on that basis it was withdrawing from discussions and indicated that no offer would be made. Since that communication, the Company had no further discussions with Party C.
On October 17, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis, Stifel and Young Conaway. The Repros Board discussed the status of negotiations with Allergan, and Stifel described its continuing efforts, at the direction of the Repros Board, to pursue potential transactions with other parties, including Parties C, D and E, none of which to this point had made any such offers.
Morgan Lewis provided the Repros Board with an overview and description of the draft merger agreement received from Allergan including the structure of the proposed tender offer and merger, timing considerations, and the requirement that a portion of the aggregate equity value be used to fund the cancellation of the Series A Warrants and Series B Warrants.
On October 20, 2017, Morgan Lewis distributed to Covington comments on the initial draft of the merger agreement. The revised draft reflected, among other things, (i) the Company’s agreement to the proposed tender offer structure as well as the requirement that the Series A Warrants and Series B Warrants be cancelled at the closing of the merger for a cash payment, (ii) the inclusion of a go-shop provision pursuant to which, for the 30 day period after signing the merger agreement, Repros would be permitted to solicit alternative transactions, (iii) revisions to certain representations and warranties of Repros, (iv) revisions to the covenants that would govern Repros’ operations during the period between signing the merger agreement and closing of the merger, (v) revisions to the circumstances under which Repros would be obligated to pay a termination fee to Allergan in the event a qualifying termination for Repros to pursue an alternative transaction, and (vi) the amount of such termination fee for such qualifying termination, of $1,000,000 in the event of an unsolicited proposal, or $500,000 as a result of Repros’ solicitation during the go-shop period.
During the week of October 23, 2017, numerous discussions were held between Morgan Lewis and Covington related to the merger agreement and the related disclosure schedules provided by Repros. These discussions included details of the structure of the transaction, the scope of representations, warranties and covenants contained in the merger agreement, the conditions under which Allergan would be obligated to close the merger, the ability to pursue and consider alternative transactions and the amount of the termination fee that Repros would be obligated to pay to Allergan in the event that it accepted an alternative transaction. During these discussions, Covington informed Morgan Lewis that Allergan was unwilling to agree to include a go-shop provision in the merger agreement.

On October 26, 2017, Repros and Party E entered into a non-disclosure agreement.
On October 27, 2017, Covington distributed to Morgan Lewis a revised draft of the merger agreement and disclosure schedules. The revised draft reflected, among other things, (i) the elimination of the go-shop provision and the lower termination fee payable to Allergan with respect thereto, (ii) revisions to certain representations and warranties of Repros, (iii) revisions to the covenants that would govern Repros’ operations during the period between signing the merger agreement and closing of the merger (iv) revisions to the circumstances under which Repros would be able to consider and pursue an unsolicited alternative proposal received after the signing of the merger agreement, and (v) Allergan’s agreement that the amount of the termination fee payable by Repros to Allergan in a qualifying termination to pursue an unsolicited alternative transaction would be $1,000,000.
On October 30, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis, Stifel and Young Conaway. Morgan Lewis provided the Repros Board an update on the most recent draft of the merger agreement, including a discussion of various provisions proposed by Repros.
Morgan Lewis and Ms. Anderson then described the proposed amendment of the outstanding Series A Warrants and Series B Warrants and summarized discussions with the two largest warrant holders directed at negotiating amendments to the warrants to provide the Company with the option, which would be exercised prior to signing the merger agreement, to repurchase the warrants at the closing of the merger.
Stifel discussed the status of other potential bidders, indicating that no other offers had been received.
On October 31, 2017, Morgan Lewis distributed to Covington comments on the latest draft of the merger agreement. The revised draft reflected, among other things, (i) revisions to certain representations and warranties of Repros, (ii) revisions to the covenants that would govern Repros’ operations during the period between signing the merger agreement and closing of the merger, and (iv) further revisions to the circumstances under which Repros would be able to pursue an unsolicited alternative proposal received after the signing of the merger agreement.
Over the several days following the distribution of these comments, numerous discussions were held between Morgan Lewis and Covington related to the merger agreement and the related disclosure schedules provided by Repros.
On November 1, 2017, Stifel offered data room access to Party E. Party E indicated interest in receiving access, but ultimately did not provide names of individuals who would receive data room access on behalf of Party E. Party E never made an offer for a transaction with Repros.
On November 9, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis, Stifel and Young Conaway.
Morgan Lewis provided the Repros Board an update on the status of the draft merger agreement, and along with Ms. Anderson, the progress of negotiations to reach agreement with the warrant holders on the proposed amendment of the outstanding warrants as required by the merger agreement. Dr. Dillaha, Ms. Anderson, Morgan Lewis and Stifel discussed with the Repros Board proposed approaches to resolving the negotiations with the warrant holders.
Stifel then provided an update on the status of other potential bidders, noting that Party C had withdrawn from the process, Party D was no longer responsive to contact and Party E had not provided contact information for persons to begin to perform due diligence despite continuing requests from Stifel.
On November 10, 2017, Covington distributed to Morgan Lewis a revised draft of the merger agreement. The remaining open issues involved the continued refinement of the issues summarized above.
Over the several days following the distribution of this draft, numerous discussions were held between Morgan Lewis and Covington related to the merger agreement and the related disclosure schedules provided by Repros.
On November 16, 2017, Morgan Lewis distributed to Covington revised drafts of the merger agreement and disclosure schedules. The revisions reflected further refinement to the Company’s representations, warranties and covenants as well as related closing conditions.

On November 17, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis, Stifel and Young Conaway. Ms. Anderson led a discussion of the current status of discussions with the majority holders of the warrants of the amendment of the warrants (including all outstanding warrants) to allow the Company the option to repurchase the warrants, including that the aggregate repurchase amount being discussed was approximately $3.4 million. Ms. Anderson indicated to the Repros Board that the holders were requiring that, if the warrants are amended to include the repurchase option, but the Company does not exercise the repurchase option by an agreed date, the warrants would become exchangeable, at the option of the warrant holders, into shares of the Company’s common stock on a 3 to 1 basis.
Morgan Lewis provided the Repros Board a general update on the status of negotiations with Allergan regarding the proposed merger agreement, indicating that the negotiations with the warrant holders must be resolved before the merger agreement could be finalized, since amendment of the warrants to permit a repurchase was a condition to Allergan’s willingness to finalize the merger agreement.
On November 20, 2017, Morgan Lewis distributed to Covington a revised version of the draft merger agreement provided on November 16, 2017, addressing matters discussed since that time by Morgan Lewis and Covington.
On November 21, 2017, Covington distributed to Morgan Lewis a revised draft of the merger agreement. The revisions reflected further refinement to the Company’s representations, warranties and covenants as well as related closing conditions.
Thereafter, over the next several weeks, Repros, along with Morgan Lewis, engaged in numerous discussions with the two largest holders of the warrants, as well as their respective legal counsel, to discuss the terms on which the warrants would be amended to permit the Company to repurchase the warrants for an aggregate purchase price of approximately $3.4 million. At the same time, discussions continued to be held between Morgan Lewis and Covington related to the merger agreement and the related disclosure schedules provided by Repros, as well as to the structure of the warrant amendments. Among other things, during this period, Repros proposed to the warrant holders an arrangement in which the aggregate amount of the repurchase price would be funded into an escrow shortly after Repros’ exercise of the repurchase option.
On December 4, 2017, the Repros Board held a telephonic meeting that was also attended by Ms. Anderson and representatives of Morgan Lewis, Stifel and Young Conaway. Ms. Anderson led a discussion of the current status of discussions with the majority holders of the warrants, going through the term sheet being negotiated with the warrant holders. Morgan Lewis also provided an update on the status of the merger agreement, indicating that pending finalization of the terms of the warrant amendments, the parties should be able to finalize the merger agreement relatively quickly.
Ms. Anderson then briefed the Repros Board on the Company’s liquidity situation, indicating that the Company had approximately $1.2 million in accounts payable and approximately $1.0 million in unrestricted cash. Morgan Lewis and Young Conaway discussed the fiduciary duties of the Repros Board in light of this liquidity situation, indicating that under Delaware law, the Repros Board’s fiduciary duties remain toward the Company’s stockholders.
On December 8, 2017, Covington distributed to Morgan Lewis a revised version of the draft merger agreement provided on November 21, 2017.
On the afternoon of December 11, 2017, a telephonic meeting of the Repros Board was held at which representatives from Morgan Lewis and Stifel were present. Also present was Ms. Anderson. At this meeting, Dr. Dillaha and representatives from Stifel and Morgan Lewis advised the Repros Board on the status of discussions with Allergan. Representatives of Morgan Lewis reviewed with the Repros Board the updated, final terms of the proposed merger agreement and, together with representatives of Young Conaway, reviewed with the Repros Board its fiduciary duties. Also at this meeting, representatives of Stifel reviewed with the Repros Board its financial analysis of the merger consideration, and upon request delivered to the Repros Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 11, 2017, to the Repros Board that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of review set forth therein, the Offer Price or Merger Consideration, as applicable, payable to the holders of shares of Common Stock (other than Parent, Merger Sub, the Company, any of their respective subsidiaries or any stockholder of the Company who duly exercises dissenters’ rights under Delaware law), in the Transactions pursuant to the Merger Agreement was fair to such holders, from a financial point of view. The full text of the written Opinion that Stifel delivered to the Repros Board is attached to this Schedule 14d-9 as Annex I, as further described under “Item 4. The Solicitation or Recommendation—Opinion of Stifel, Nicolaus & Company, Incorporated.” By unanimous vote, the Repros Board approved and declared advisable the merger agreement and the merger and resolved to recommend that Repros’ stockholders adopt the merger agreement.
Over the remainder of December 11, 2017, representatives of Morgan Lewis and Covington finalized the merger agreement and other related documents, and Repros, Parent and Purchaser executed the merger agreement.
On December 12, 2017, prior to the opening of trading on the NASDAQ stock market, Repros issued a press release announcing the transaction.
Reasons for Recommendation
The Repros Board, in evaluating the Transactions and reaching its unanimous decision to (a) determine that the Offer, the Merger and the other Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (b) approve the Offer, the Merger and the other Transactions and adopt the Merger Agreement and (c) recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and that the stockholders of the Company approve the adoption of the Merger Agreement, discussed in detail the advantages and risks of the proposed transaction, including, among other things, whether the Offer Price or Merger Consideration, as applicable, represented an attractive valuation for the Company’s stockholders when considered in light of the Repros Board’s knowledge and understanding of the business, operations, management, financial condition and prospects of the Company.
In the course of these discussions, the Repros Board consulted with the Company’s management, financial advisor and legal counsel, considered a number of factors, including, among others, the following:
•
the Repros Board’s knowledge of the fact that the Company has not previously launched a commercial drug and may not be able to successfully commercialize, or achieve significant sales of, the Company’s enclomiphene and Proellex product candidates for a number of reasons, including: (i) risks associated with the success of clinical trials for Proellex; (ii) uncertainty related to the Company’s ability to obtain approval of the Company’s products by the Food and Drug Administration and regulatory bodies in other jurisdictions, including the European Medicines Agency; (iii) the Company’s inability to quickly obtain, through employment or consulting relationships or otherwise, the appropriate expertise and build the systems and infrastructure to successfully commercialize the product candidates; (iv) competition from other products; and (v) uncertainty relating to the Company’s patent portfolio;

•
the fact that the Company does not currently generate the cash needed to finance the commercialization of drugs, including in order to build a commercial infrastructure, hire or lease a sales force and commercialize and market the products;

•
the fact that if the Company were to remain an independent company, the Company expects that it would be required to raise additional funds through public or private financings, including issuances of additional equity, and the risk that the Company may not be able to raise the necessary funds, or to raise them on terms that are not acceptable to the Company;

•
the potential dilutive impact on the Company’s stockholders from additional equity financing that may be necessary to fund the approvals and commercialization of the Company’s product candidates;

•
the Repros Board’s belief, taking into account the intensive arm’s-length negotiations between the parties and the risk that prolonging the negotiations any further could result in the loss of a favorable opportunity to consummate a transaction with Parent, that it had obtained the highest price per Share that Parent was willing to pay and the most favorable terms to the Company in the aggregate to which Parent was willing to agree;
•
the Repros Board’s belief that the all-cash Offer Price or Merger Consideration, as applicable, represents full and fair value for the Common Stock, taking into account the Repros Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company;

•
the fact that the consideration would be paid in cash, which provides certainty and immediate value to the Company’s stockholders;

•
the Repros Board’s belief that the relative certainty and liquidity of the consideration in cash for the Offer and the Merger as compared to the risks and uncertainty associated with the continued operation of the Company’s business as an independent company;

•
the fact that the $0.67 per Share in cash to be paid as the Offer Price or Merger Consideration, as applicable, represents:

•
an implied premium of approximately 42.6% premium to the $0.47 per share closing price for the Common Stock on December 11, 2017; and

•
an implied premium of approximately 51.8% to the $0.44 per share volume-weighted average price for the Common Stock for the one-month period up to and including December 11, 2017;

•
the possibility that it could take a considerable period of time before the trading price of the Common Stock would reach and sustain at least the per share Offer Price or Merger Consideration, as applicable, of  $0.67, as adjusted for present value;

•
information with respect to the Company’s financial condition, results of operations, business, competitive position and business strategy, on both a historical and prospective basis, as well as current industry, economic and market conditions and trends;

•
the Repros Board’s belief that, after considering potential strategic alternatives available to the Company, including the potential stockholder value based on the Company’s business plan that could be expected to be generated from remaining an independent public company, and the possibility of being acquired by other companies, as well as potential benefits, risks and uncertainties associated with such alternatives, the Offer Price or Merger Consideration, as applicable, provided a fair premium and the maximum value reasonably available to stockholders in light of all of the alternatives considered and the risks of remaining independent or pursuing other strategic alternatives;

•
the current state of the economy, debt financing markets and general uncertainty surrounding forecasted economic conditions in both the near-term and the long-term, generally as well as within the Company’s industry;

•
the fact that the Offer is structured as an all-cash tender offer, which can be completed, and cash consideration can be delivered to the Company’s stockholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement, reducing the period of uncertainty during the pendency of the transactions on stockholders and employees, with a second-step Merger, if a certain number of Shares are tendered;

•
the fact that the all-cash tender offer provides enhanced certainty of closure without a requirement of stockholder approval with respect to either party;

•
the Repros Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arm’s-length negotiations between the Company, with the assistance of its advisors, on the one hand, and Parent, with the assistance of its advisors, on the other hand;
•
the fact that the respective obligations of the parties under the Merger Agreement are not subject to a financing condition, the consummation of any third party transaction or the receipt of third party approvals or consents (other than any required governmental approvals);

•
the Repros Board’s assessment as to the probability that a third party with the financial means would agree to a transaction at a higher price than Parent on similar terms to those agreed to with Parent;

•
the financial analyses performed by Stifel and the opinion delivered by Stifel to the Repros Board to the effect that, as of the date thereof and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Merger Sub, the Company, any of their respective subsidiaries or any stockholder of the Company who duly exercises dissenters’ rights under Delaware law) in the Transactions pursuant to the Merger Agreement was fair to such holders, from a financial point of view;

•
the Repros Board’s belief of the reasonable likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, (a) the limited number of conditions to the Offer and the Merger, (b) the fact that Parent has agreed to cause the performance of the obligations of Merger Sub under the Merger Agreement and (c) the fact that consummation of the Offer and the Merger are not subject to any financing conditions;

•
the business reputation and capabilities of Allergan and Parent and their management teams and the substantial financial resources of Allergan and, by extension, Parent and by extension Merger Sub, which the Repros Board believed supported the conclusion that a transaction with Parent and Merger Sub could be completed relatively quickly and in an orderly manner;

•
the fact that the Merger Agreement provides for the continuation of certain employee benefits for employees who continue with the Surviving Corporation; and

•
the terms of the Merger Agreement, including the number and nature of the conditions to complete the Merger, the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Repros Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of  $1 million, and the Repros Board’s belief that the termination fee was reasonable, would not be a significant deterrent to competing offers and was not designed to preclude higher offers from third parties.

The Repros Board also considered potentially negative factors in its deliberations concerning the Transactions, including, among others, the following:
•
the fact that the Company will no longer exist as an independent public company and its stockholders will forego any future increase in the Company’s value that might result from the Company’s earnings or possible growth as an independent company;

•
the risks to which the Company will become subject to if the Offer and the Merger are not consummated for any reason, including, among others, the risk that, unless the failure to complete the Transactions is a result of fraud or a willful breach by Parent or Merger Sub, in specified circumstances, a termination fee of  $1 million, which is within the customary range of termination fees payable in similar transactions and which is reasonable in the Repros Board’s belief, must be paid by the Company;

•
the risk of incurring significant transaction and opportunity costs if the Offer and the Merger are not consummated in a timely manner or at all, taking into account the significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business;
•
the fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders;

•
an increased risk of litigation, including potential shareholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions;

•
the announcement and pendency of the Offer and the Merger or the failure to close the Offer or the Merger may cause substantial harm to relationships with the Company’s commercial partners and employees and may divert management and employee attention away from the day-to-day operation of the Company’s business;

•
that an all cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•
the fact that $0.67 per share in cash to be paid as the Offer Price or merger consideration, as applicable, represents an implied discount of approximately (54.7%) below the 52-week trading high price of  $1.48 per share for the Common Stock prior to December 11, 2017.

The Repros Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the Transactions.
The foregoing discussion of information and factors considered by the Repros Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Repros Board in reaching its conclusions and recommendation in relation to the Merger Agreement, the Offer, the Merger and the other Transactions. In light of the variety of factors and amount of information that the Repros Board considered, the members of the Repros Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Repros Board was made after considering the totality of the information and factors involved. Individual members of the Repros Board may have given different weight to different factors.
Intent to Tender
To Repros’ knowledge, after making reasonable inquiry, all of Repros’ executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Opinion of Stifel, Nicolaus & Company, Incorporated
Repros engaged Stifel to act as its financial advisor in connection with Transactions. On December 11, 2017, Stifel delivered to the Repros Board its oral opinion, subsequently confirmed in writing by delivery of a written opinion dated December 11, 2017 (the ”Opinion”), that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of review set forth therein, the Offer Price or Merger Consideration, as applicable (the “Transaction Consideration”), payable to the holders of shares of Common Stock (other than Parent, Merger Sub, the Company, any of their respective subsidiaries or any stockholder of the Company who duly exercises dissenters’ rights under Delaware law), which shares are collectively referred to in this Item 4 “—Opinion of Stifel, Nicolaus & Company, Incorporated,” as “Excluded Shares”) in the Transaction pursuant to the Merger Agreement was fair to such holders, from a financial point of view.

Repros did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the Repros Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the healthcare and biopharmaceutical sectors and in providing strategic advisory services in general. Stifel, as part of its investment banking business, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Stifel and its clients may transact in the equity securities of each of Repros and Allergan and their respective affiliates and may at any time hold a long or short position in such securities.
The full text of the written Opinion that Stifel delivered to the Repros Board is attached to this Schedule 14d-9 as Annex I and is incorporated into this document by reference. The summary of Stifel’s Opinion set forth in this Schedule 14d-9 is qualified in its entirety by reference to the full text of the Opinion. Repros stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and limits of the review undertaken by Stifel in connection with such Opinion.
Stifel’s Opinion was for the information of, and directed to, the Repros Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Stifel’s Opinion did not constitute a recommendation to the Repros Board as to how the Repros Board should vote on or otherwise act with respect to the Transaction or any other matter, or to any stockholder of Repros as to how any such stockholder should act with respect to the Transaction or any other matter, including without limitation whether or not any stockholder of Repros should participate in the Tender Offer, enter into a tender or support agreement with respect to the Transaction or exercise any appraisal rights that may be available to such stockholder. In addition, Stifel’s Opinion did not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to Repros and did not address the underlying business decision of the Repros Board or Repros to proceed with or effect the Transaction.
In connection with its Opinion, Stifel, among other things:
•
reviewed and discussed with Repros management the financial terms contained in a draft copy of the Merger Agreement dated December 8, 2017 and related matters;

•
reviewed certain publicly available financial and other information for Repros and certain other relevant financial and operating data furnished to Stifel by the management of Repros;

•
reviewed and analyzed certain relevant historical financial and operating data concerning Repros furnished to Stifel by the management of Repros;

•
reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Repros prepared by the management of Repros, including projections for Repros provided by the management of Repros and reflecting the probabilities of technical success determined by the management of Repros (the “Repros Projections”), and utilized per instruction of Repros;

•
discussed with certain members of the management of Repros the historical and current business operations, financial condition and prospects of Repros and such other matters as Stifel deemed relevant;

•
reviewed and analyzed, based on the Repros Projections, the cash flows generated by Repros on a stand-alone basis to determine the present value of those discounted cash flows;

•
considered the results of Repros’ efforts and Stifel’s efforts, at the direction of Repros, to solicit indications of interest from selected third parties with respect to an acquisition or other transaction involving Repros; and

•
reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Stifel deemed relevant for the purposes of its

Opinion. In addition, Stifel took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its general knowledge of the industry in which Repros operates.
In conducting its review and rendering its Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of Repros, or that was otherwise reviewed by Stifel, and Stifel did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts and projections supplied to Stifel by Repros (including, without limitation, the Repros Projections), Stifel assumed, at the direction of Repros, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Repros as to the future operating and financial performance of Repros, and that they provided a reasonable basis upon which Stifel could form its Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasted and projected financial information. Stifel relied on these forecasts and projections without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expressed no opinion as to the Repros Projections or any other estimates, forecasts or projections or the assumptions on which they were made.
Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Repros since the date of the last financial statements of Repros made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of Repros’ assets or liabilities, nor was Stifel furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumed no responsibility for their accuracy.
Stifel assumed, with the Repros Board’s consent, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction would be satisfied and not waived. In addition, Stifel assumed that the Merger Agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the Transaction would be consummated substantially on the terms and conditions described in the Merger Agreement and by the management of Repros, without any waiver of material terms or conditions by Repros or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory or other approvals or satisfying any other conditions for consummation of the Transaction would not have an adverse effect on Repros or the Transaction. Stifel assumed that the Transaction would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that Repros had relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Repros, the Transaction, and the Merger Agreement.
Stifel’s Opinion was limited to whether, as of the date of the Opinion, the Transaction Consideration was fair to the holders of shares of Common Stock (other than Excluded Shares), from a financial point of view, and did not address any other terms, aspects or implications of the Transaction, including, without limitation, the funding and potential repayment by Repros of the payments in respect of the Company Warrants, and further including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on Repros, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Stifel’s Opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Repros Board or Repros; (ii) the legal, financial reporting, tax, accounting or regulatory consequences of the Transaction on Repros or the holders of Common Stock; (iii) the fairness of the amount or nature of any compensation to any of Repros’ officers, directors or employees, or class of such persons, relative to the compensation to the holders of Repros’ securities; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Repros other than Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether Merger Sub and Allergan have sufficient cash, available lines of credit or other sources of funds to enable them to pay the Transaction Consideration to the holders of shares of Common Stock; or (vi) the treatment of, or effect of the Transaction on, Company Warrants, Company Options or Company RSUs. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which Repros’ securities will trade following public announcement of the Transaction.
Stifel’s Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of Repros or its advisors, or information otherwise reviewed by Stifel, as of the date of its Opinion. It is understood that subsequent developments may affect the conclusion reached in its Opinion and that Stifel does not have any obligation to update, revise or reaffirm its Opinion. Stifel is not a legal, tax, regulatory or bankruptcy advisor. Stifel did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the SEC, or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Stifel’s Opinion was not a solvency opinion and did not in any way address the solvency or financial condition of Repros. Stifel’s Opinion was approved by its fairness committee.
In accordance with customary investment banking practice, Stifel employed generally accepted valuation methods and financial analyses in reaching its Opinion. The following is a brief summary of the material financial analysis performed by Stifel in arriving at its Opinion. This summary of the financial analysis alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. The financial analysis summarized below includes information presented in tabular format. In order to fully understand the financial analysis used by Stifel, the table must be read together with the text of the summary. The table alone does not constitute a complete description of the financial analysis. The summary text describing the financial analysis does not constitute a complete description of Stifel’s financial analysis, including the methodology and assumptions underlying the analysis, and if viewed in isolation could create a misleading or incomplete view of the financial analysis performed by Stifel. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to any of the analyses performed by it in connection with its Opinion. Rather, Stifel made its determination as to the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of shares of Common Stock in the Transaction pursuant to the Merger Agreement on the basis of its experience and professional judgment after considering the results of all of the analyses performed.
Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent based on market data, was based on market data as it existed on or before December 8, 2017 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.
In connection with its Opinion, Stifel conducted an analysis of the pre-Transaction stand-alone equity value per share of Repros relative to the Transaction Price, as implied by valuation analyses conducted by Stifel and described below. In conducting its analysis, Stifel used a sum-of-the-parts discounted cash flow (referred to as DCF) analysis.
Sum-of-the-Parts Discounted Cash Flow Analysis.
Stifel used the Repros Projections to perform a sum-of-the-parts analysis based on (i) Repros’ patent portfolio in the U.S., (ii) Repros’ patent portfolio in the EU, (iii) a potential enclomiphene partnership in the EU, and (iv) the unallocated company G&A costs over the projection period of the Repros Projections. Repros management informed Stifel that there were no cash flows beyond the projection period of the

Repros Projections, and accordingly Stifel did not perform a terminal value analysis for any portion of the business included in the analysis. Repros management also informed Stifel that Repros management did not ascribe any value to Repros’ oral and vaginal telapristone products. Stifel discounted each set of projected cash flows used in its analysis to present values using discount rates of 14.0% to 16.0%, based on Repros’ weighted average cost of capital, considering Repros’ company-specific circumstances and Stifel’s judgment.
These analyses yielded a range of enterprise values for each portion of the business, which Stifel aggregated to calculate a range of implied enterprise values for Repros. Stifel then calculated a range of implied equity values for Repros by adding Repros net cash, which Stifel defined as total cash and equivalents less total debt, as of November 30, 2017, as provided by Repros management. Stifel then calculated a range of implied equity values per share utilizing the diluted shares outstanding based on Repros’ basic shares, options and unvested RSUs as provided by Repros management and as informed by the resultant price per share using the Treasury Stock Method.
These analyses resulted in the following range of implied equity values per share for Repros:
Repros Implied Equity Value Per Share
Low	$0.49
High	$0.84
Other Information
For the information of the Repros Board, and for reference purposes only and not as part of its fairness analysis, Stifel also prepared a premiums paid analysis and an analysis of the historical trading price range of Repros’ common stock between July 17, 2017 and December 8, 2017.
Premiums Paid Analysis.
Stifel reviewed the premiums paid for acquisitions of selected publicly traded life sciences companies based in North America with upfront enterprise values at the time of announcement between $20 million and $100 million announced since January 1, 2010. For each reviewed transaction, Stifel calculated the percentage by which the per-share consideration paid (excluding any contingent value right component) exceeded the target company’s closing share price one trading day, twenty trading days and sixty trading days prior to the announcement of such transaction.
The transactions analyzed were as follows:
Date Announced	Target	Acquiror
11/02/17	Ocera Therapeutics	Mallinckrodt
06/30/16	Transition Therapeutics	OPKO Health
02/26/16	Alexza Pharmaceuticals	Grupo Ferrer
10/26/15	VBI Vaccines	SciVac Therapeutics
08/10/15	Insite Vision	Sun Pharmaceuticals
07/17/13	Talon Therapeutics	Spectrum Pharmaceuticals
08/30/11	Afexa Life Sciences	Valeant Pharmaceuticals International
08/17/11	Labopharm	Paladin Labs
07/20/11	Icagen	Pfizer
01/04/11	CPEX Pharmaceuticals	Footstar Corporation
08/12/10	Trubion Pharmaceuticals	Emergent BioSolutions
Applying the mean and median premiums paid in the reviewed transactions to Repros’ corresponding 1-day, 20-day and 60-day average closing prices prior to December 8, 2017, Stifel calculated ranges of implied equity values for Repros as follows:

Repros Implied Equity Value Per Share
1-Day Premium	$0.96 – $0.96
20-Day Premium	$0.71 – 0.73
60-Day Premium	$0.45 – 0.53
Historical Trading Range for Common Stock.
Stifel reviewed the historical trading prices of Common Stock between July 17, 2017, when the FDA maintained its partial clinical trial hold on Proellex, and December 8, 2017. Stifel noted that the closing prices during this period ranged from $0.27 to $0.75.
Miscellaneous
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Stifel believes that the summary provided and the analysis described above must be considered as a whole and that selecting portions of this analysis, without considering all of them, would create an incomplete view of the process underlying Stifel’s analysis and Opinion; therefore, the ranges of valuations and relative valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual valuation of Repros or its relative valuation.
Stifel is acting as financial advisor to Repros in connection with the Transaction. Repros agreed to pay Stifel a fee of  $1,250,000 for its services, $500,000 of which became payable upon the delivery of Stifel’s Opinion, and the remaining portion of which is contingent upon the successful consummation of the Tender Offer. In addition, Repros has agreed to reimburse Stifel for its expenses incurred in connection with Stifel’s engagement and to indemnify Stifel and its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates, against specified liabilities. During the two-year period ending on December 11, 2017, Stifel did not provide financial services to Parent or Repros other than, in the case of Repros, with respect to Stifel’s engagement in connection with the Transactions. In the ordinary course of business Stifel and its clients may transaction in the equity securities of Repros and Allergan and their respective affiliates and may at any time hold a long or short position in such securities. Stifel may seek to provide investment banking or financial advisory services to Repros, Allergan or affiliates of either company in the future, for which Stifel would seek customary compensation.
Certain Financial Projections
The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In connection with the evaluation of a possible transaction involving the Company and in connection with the rendering of Stifel’s Opinion described under “Item 4. The Solicitation or Recommendation—Opinion of Stifel, Nicolaus & Company, Incorporated,” the Repros Board and Stifel were provided with certain unaudited prospective financial information (the “Forecasts”). Such information was not made available to Allergan or any other potential transaction counterparty.
The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S.generally accepted accounting principles (“GAAP”). In addition, the Forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Forecasts were provided to the Repros Board and to Stifel to evaluate the Transactions. The Forecasts may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted. The Forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The Forecasts cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Parent, Merger Sub, any of their respective affiliates or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Forecasts described below.
The Forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Merger Sub pursuant to the Transaction. The Company’s management’s internal financial forecast, upon which the Forecasts were based, is subjective in many respects. As a result, the inclusion of the summary of the Forecasts in this Schedule 14D-9 should not be relied on as necessarily predictive of actual future events.
The summary of the Forecasts are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Item 8. Additional Information—Forward-Looking Statements,” below.
The summary of the Forecasts set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Schedule 14D-9, the Offer to Purchase and the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the summary of the Forecasts set forth below.
	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
	(US$ in millions)
US Patent Litigation Revenue(1)	—	—	$4.2	$3.6	$5.2	$5.8	$6.3	$6.9	$7.5	$7.8	—	—	—
EU Patent Litigation Revenue(2)	—	—	$3.8	$1.3	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	—	—	—
Enclomiphene Revenue(3)	$6.8	—	$0.2	$0.6	$1.5	$3.0	$5.6	$7.2	$9.0	$10.7	$12.4	$12.4	$12.4
Total Revenue	$6.8	—	$8.3	$5.5	$7.8	$9.8	$13.0	$15.2	$17.5	$19.6	$12.4	$12.4	$12.4
Unallocated G&A	($1.9)	($2.0)	($1.4)	($1.4)	($1.4)	($1.5)	($1.5)	($1.6)	($1.6)	($1.7)	($0.9)	($0.9)	($1.0)
Operating Income	$4.9	($2.0)	$7.0	$4.1	$6.4	$8.3	$11.5	$13.6	$15.9	$17.9	$11.5	$11.5	$11.5

(1)
Repros would pursue litigation to recoup damages relating to patent infringement. Payments would be structured as royalties on third party products sold in the US that infringe on Repros’ patents. Projected royalties received through patent life of 2027, with no payments thereafter. Projections assume judgment/settlement of litigation in mid-2020, with a royalty back payment paid at that time.

(2)
Repros would pursue litigation to recoup damages relating to patent infringement. Payments would be structured as royalties on third party products sold in the EU that infringe on Repros’ patents. Projected royalties received through patent life of 2027, with no payments thereafter. Projections assume judgment/settlement of litigation in mid-2020, with a royalty back payment paid at that time.

(3)
Repros would pursue partnering of the enclomiphene program in Europe. Payments would be structured as an up-front payment in 2018 and royalties on net sales thereafter through patent life of 2030, with no payments thereafter. Repros did not project any payments related to the enclomiphene program outside of Europe.

No representation is made by the Company or any other person to any stockholder of the Company or any other person regarding the ultimate performance of the Company compared to the information included in the above unaudited, stand-alone, projected financial information for the Company. The inclusion of unaudited, stand-alone, projected financial information in this Statement should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and it should not be relied on as such. Except to the extent required by federal securities laws, neither the Company nor any of its affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.
Item 5.   Persons/Assets Retained, Employed, Compensated or Used
Stifel is acting as financial advisor to Repros in connection with the Transaction. Repros agreed to pay Stifel a fee of  $1,250,000 for its services, $500,000 of which became payable upon the delivery of Stifel’s Opinion, and the remaining portion of which is contingent upon the successful consummation of the Tender Offer. In addition, Repros has agreed to reimburse Stifel for its expenses incurred in connection with Stifel’s engagement and to indemnify Stifel and its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates, against specified liabilities.
Additional information pertaining to the retention of Stifel by Repros in Item 4 under the heading “—Opinion of Stifel, Nicolaus & Company, Incorporated” is hereby incorporated by reference in this Item 5.
Neither Repros nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Repros’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Repros, for which services no additional compensation will be paid.
Item 6.   Interest in Securities of the Subject Company
During the 60 days prior to the date of this Schedule 14D-9, Repros has not issued Shares to holders of outstanding Company Options upon the exercise of such Company Options (“Company Option Exercises”). Other than 11,110 Shares issued to non-employee directors, during such period Repros has not issued Shares to holders of Company RSUs upon the vesting of such RSUs. No officer or director of Repros received Shares during this 60-day period as a result of the Company Option Exercises. Other than the vesting of RSUs, no transactions with respect to Shares have been effected by Repros or, to the knowledge of Repros after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.
On December 11, 2017, the Company entered into Warrant Amendments with certain warrant holders. For more information, see “Item 2. Identity and Background of Filing Person—Warrant Amendment and Escrow Agreement.”
Item 7.   Purposes of the Transaction and Plans or Proposals
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Repros is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•
a tender offer or other acquisition of Repros securities by Repros or any other person;

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving Repros;

•
any purchase, sale or transfer of a material amount of assets of Repros; or

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of Repros.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Repros Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
Item 8.   Additional Information
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding compensation based on or otherwise related to the Transactions for each of Repros’ currently employed executive officers who are designated as “named executive officers” in the Definitive Proxy Statement on Schedule 14A, as amended, filed by Repros on August 15, 2017, as well as for Dr. Larry M. Dillaha, who was named the permanent President and Chief Executive Officer on April 9, 2017. Since neither the Offer nor the Merger will result in any compensation becoming payable (or otherwise being contingent on the change in control) to our former Chief Executive Officer, Joseph S. Podolski (who separated from Repros on February 1, 2017) or our former Senior Vice President of Clinical and Regulatory, Jaye Thompson (who separated from Repros on May 24, 2017), who were previously designated as “named executive officers,” they are excluded from the following table. The information set forth under “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Repros and its Executive Officers, Directors and Affiliates” is incorporated herein by reference. The following table shows the estimated amounts of cash severance payments and benefits under Dr. Dillaha’s employment agreement and Ms. Anderson’s employment agreement, assuming (i) that the Offer was consummated on December 29, 2017, and (ii) that each executive was terminated without “Cause” or resigned for “Good Reason” on December 29, 2017.

	Cash ($)(1)	Perquisites/ benefits ($)(2)	Total ($)
Larry M. Dillaha, M.D.	$420,000	$21,141	$441,141
Katherine A. Anderson	$325,000	$15,207	$340,207

(1)
Represents the cash severance payable under the applicable executive’s employment agreement in the event that each executive was terminated without “Cause” or resigned for “Good Reason” on December 29, 2017.

(2)
Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for the applicable severance period for 18 months for Dr. Dillaha, and the aggregate value of continuation of the officer’s employee benefits for 12 months for Ms. Anderson, based on the premiums in effect as of December 28, 2017.

Vote Required to Approve the Merger
The Repros Board has approved the Offer, the Merger, the Merger Agreement and the agreements contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Repros does not anticipate seeking the approval of Repros’ remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Repros, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Repros in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
Repros is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and ratified by 66 2∕3% of the outstanding voting stock which the interested stockholder did not own.

Each of Allergan, Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Repros as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Repros Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.
THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX II. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.
Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.
FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.
Any Repros stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
If a Repros stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
(i)
within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and twenty days after the date of this Schedule 14D-9, deliver to Repros at Repros Therapeutics Inc.,

2408 Timberloch Place, Suite B-7, The Woodlands, Texas 77380; Attention: Chief Financial Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform Repros of the identity of the stockholder and that the stockholder is demanding appraisal;
(ii)
not tender his, her or its Shares in the Offer; and

(iii)
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.
Appraisal Procedures
The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to Repros as described herein.
As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the Share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.
A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Repros of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Repros is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.
If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by Repros. The Delaware Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger or consolidation for such total number of Shares exceeds $1 million.
After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as or less than the value of the Merger Consideration. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015) that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).
The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.
From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).
If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal to be distributed to them and accompanying instructions in order to receive payment of the Merger Consideration.
At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.
FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Repros, please see Repros’ Annual Report on Form 10-K for the year ended December 31, 2016, and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017.

Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
Regulatory Approvals
Repros is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Allergan’s or Purchaser’s acquisition or ownership of Shares.
Forward-Looking Statements
All of the statements in this document (including those incorporated by reference), other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Repros by Parent and Purchaser. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and belief relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Repros’ operations and business environment, all of which are difficult to predict and many of which are beyond the control of Repros. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to how many Repro stockholders will tender their Shares in the Offer; (ii) the possibility that competing offers will be made; (iii) the possibility that various closing conditions for the Transaction may not be satisfied or waived; (iv) the risk that the Merger Agreement may be terminated in circumstances requiring Repros to pay a termination fee; (v) risks related to obtaining the requisite consents to the Offer and the Merger, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals) and the risk that one or more governmental entities may deny approval; (vi) the possibility that the Transactions may not be timely completed, if at all; and (vii) the possibility that, prior to the completion of the Transaction, if at all, Repros business may experience significant disruptions due to transaction-related uncertainty. Other factors that could cause actual results to differ materially include those set forth in Repros’ SEC reports, including, without limitation, the risks described in Repros’ Annual Report on Form 10-K for its fiscal year ended December 31, 2016, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017, June 30, 2017 and September 30, 2017. Repros assumes no obligation and does not intend to update these forward-looking statements, except as expressly required by law.
Item 9.   Exhibits
Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated December 29, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Press Release issued by Repros Therapeutics Inc., dated December 12, 2017 (incorporated herein by reference to Exhibit 99.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).

Exhibit No.	Document
(a)(1)(G)	Summary Advertisement as published in the New York Times on December 29, 2017 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(1)(H)	Opinion of Stifel, Nicolaus & Company, Incorporated, dated December 11, 2017 (included as Annex I to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of December 11, 2017, by and among Allergan Sales, LLC, Celestial Merger Sub, Inc. and Repros Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).
(e)(2)	Confidential Disclosure Agreement, dated April 11, 2017, by and among Allergan, Inc. and Repros Therapeutics Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Agreement for Amendment to Series A and Series B Warrants, by and between Repros Therapeutics Inc. and Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, dated as of December 11, 2017 (incorporated by reference to Exhibit 4.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).
(e)(4)	Agreement for Amendment to Series A and Series B Warrants, by and between Repros Therapeutics Inc. and Hudson Bay Master Fund Ltd, dated as of December 11, 2017 (incorporated by reference to Exhibit 4.2 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).
(e)(5)	Agreement for Amendment to Series A and Series B Warrants, by and between the Company and KBB Asset Management, dated as of December 11, 2017 ((incorporated by reference to Exhibit 4.3 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).
(e)(6)	Agreement for Amendment to Series A and Series B Warrants, by and between Repros Therapeutics Inc. and Warberg Warrant Fund V, dated as of December 11, 2017 (incorporated by reference to Exhibit 4.4 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).
(e)(7)	Form of Escrow Agreement, by and among Allergan Sales, LLC, Repros Therapeutics Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017)
(e)(8)	Form of Indemnification Agreement entered into between Repros Therapeutics Inc. and each of its directors (incorporated by reference to Exhibit 10.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on May 20, 2009).
(e)(9)	Restated Certificate of Incorporation of Repros Therapeutics Inc. (incorporated by reference to Exhibit 3.3 to Repros Therapeutics Inc.’s Registration Statement on Form SB-2 (No. 33-57728-FW), as amended (the “SB-2 Registration Statement”)).
(e)(10)	Certificate of Amendment to Repros Therapeutics Inc.’s Restated Certificate of Incorporation, dated as of May 2, 2006 (incorporated by reference to Exhibit 3.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on May 2, 2006).
(e)(11)	Certificate of Amendment to Restated Certificate of Incorporation of Repros Therapeutics Inc., dated as of December 16, 2008 (incorporated by reference to Exhibit 3.1(d) to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
(e)(12)	Certificate of Amendment to Restated Certificate of Incorporation of Repros Therapeutics Inc., dated as of November 18, 2009 (incorporated by reference to Exhibit 3.1(e) to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2009).
(e)(13)	Certificate of Amendment to Restated Certificate of Incorporation of Repros Therapeutics Inc., dated October 14, 2010 (incorporated by reference to Exhibit 3.1(f) to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on October 15, 2010).
(e)(14)	Restated Bylaws of Repros Therapeutics Inc. (incorporated by reference to Exhibit 3.4 to the SB-2 Registration Statement).

Exhibit No.	Document
(e)(15)	1994 Employee and Consultant Stock Option Plan (incorporated by reference to Exhibit 4.2 to Repros Therapeutics Inc.’s Registration Statement on Form S-8 (File No. 033-83406) filed with the SEC on August 29, 1994).
(e)(16)	2000 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Appendix B to Repros Therapeutics Inc.’s Definitive Proxy Statement filed with the SEC on April 26, 2000).
(e)(17)	First Amendment to the Repros Therapeutics Inc. 2000 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.21 to Repros Therapeutics Inc.’s Form 10-K for the year ended December 31, 2000).
(e)(18)	Second Amendment to 2000 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.6 to Repros Therapeutics Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002).
(e)(19)	Repros Therapeutics Inc. 2004 Stock Option Plan (incorporated by reference to Exhibit 10.17 to Repros Therapeutics Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (No. 333-119861) filed with the SEC on January 24, 2005).
(e)(20)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to Repros Therapeutics Inc.’s Registration Statement on Form S-8 (No. 333-200370) filed with the SEC on November 19, 2014).
(e)(21)	Employment Agreement dated October 6, 2017 by and between Repros Therapeutics Inc. and Larry M. Dillaha, M.D. (incorporated by reference to Exhibit 99.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on October 13, 2017).
(e)(22)	Employment Agreement dated August 1, 2011 by and between the Company and Katherine A. Anderson, as modified effective February 1, 2017 (incorporated by reference to Exhibit 10.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on August 4, 2011 and to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on February 2, 2017).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
REPROS THERAPEUTICS INC.
By:	/s/ Larry M. Dillaha, M.D.
Name:	Larry M. Dillaha, M.D.
Title:	President, Chief Executive Officer
Date:	December 29, 2017

ANNEX I
December 11, 2017
Board of Directors
Repros Therapeutics Inc.
2408 Timberloch Place, Suite B-7
The Woodlands, Texas 77380
Members of the Board
Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Repros Therapeutics Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Allergan Sales, LLC (“Parent”) and Celestial Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase any and all of the issued and outstanding shares of common stock of the Company (“Company Common Stock”) at a price of  $0.67 per share in cash (the “Transaction Consideration”), without interest, and (ii) following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly-owned subsidiary of Parent and each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned or held in treasury by the Company or owned by Parent, Merger Sub or any of their respective subsidiaries and Dissenting Shares (as defined in the Merger Agreement) (collectively, “Excluded Shares”)) will be converted into the right to receive the Transaction Consideration, subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement.
The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than Excluded Shares) of the Transaction Consideration to be received by such holders in the Transaction pursuant to the Merger Agreement (the “Opinion”).
In rendering our Opinion, we have, among other things:
(i)
reviewed and discussed with management of the Company the financial terms contained in a draft copy of the Merger Agreement dated December 8, 2017 and related matters;

(ii)
reviewed certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to us by the management of the Company;

(iii)
reviewed and analyzed certain relevant historical financial and operating data concerning the Company furnished to us by the management of the Company;

(iv)
reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning the Company prepared by the management of the Company, including projections for the Company provided by the management of the Company and reflecting the probabilities of technical success determined by the management of the Company (the “Company Projections”), and utilized per instruction of the Company;

(v)
discussed with certain members of the management of the Company the historical and current business operations, financial condition and prospects of the Company and such other matters as we deemed relevant;

(vi)
reviewed and analyzed, based on the Company Projections, the cash flows generated by the Company on a stand-alone basis to determine the present value of those discounted cash flows;

(vii)
considered the results of the Company’s efforts and our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to an acquisition or other transaction involving the Company; and

(viii)
reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for purposes of our

Opinion. In addition, we took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our general knowledge of the industry in which the Company operates.
In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts and projections supplied to us by the Company (including, without limitation, the Company Projections), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasted and projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasted and projected financial information. Stifel has relied on this forecasted and projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expresses no opinion as to the Company Projections or any other estimates, forecasts or projections or the assumptions on which they were made.
We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.
We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement and by the management of the Company, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory or other approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Company or the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.
Our Opinion is limited to whether the Transaction Consideration is fair to the holders of shares of Company Common Stock (other than Excluded Shares), from a financial point of view, and does not address any other terms, aspects or implications of the Transaction including, without limitation, the funding and potential repayment by the Company of the payments in respect of the Company Warrants (as defined in the Merger Agreement), and further including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, financial reporting, tax, accounting or regulatory consequences of the Transaction on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than Company Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether Merger Sub and Parent have sufficient cash, available lines of credit or other sources of funds to enable them to pay the Transaction Consideration to the holders of shares of Company Common Stock; or (vi) the treatment of, or effect of the Transaction on, Company Warrants, Company Stock Options, Company RSUs or Company Restricted Shares (each as defined in the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s securities will trade following public announcement of the Transaction.
Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on or otherwise act with respect to the Transaction or any other matter or to any shareholder of the Company as to how any such shareholder should act with respect to the Transaction or any other matter, including without limitation whether or not any shareholder of the Company should participate in the Tender Offer, enter into a tender or support agreement with respect to the Transaction or exercise any appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.
We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company.
Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Tender Offer (the “Advisory Fee”). We also will receive a fee upon the delivery of this Opinion that is not contingent upon the consummation of the Tender Offer or completion of the Transaction (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. In addition, if we are requested to provide any additional, subsequent or separate opinions, we will receive a fee for each such opinion that is not contingent upon the consummation of the Tender Offer or completion of the Transaction, and that is not creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Tender Offer or completion of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction. Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and Parent or their respective affiliates, and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by holders of shares of Company Common Stock (other than Excluded Shares) in the Transaction pursuant to the Merger Agreement is fair to such holders of shares, from a financial point of view.
Very truly yours,
STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX II
Section 262 of the General Corporation Law of the State of Delaware.
§ 262 Appraisal rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:
(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the Surviving Corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Delaware Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.